

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

August 5, 2014

Via E-mail
James Cassidy, Esq.
President
Fall Valley Acquisition Corporation, et al.
215 Apolena Avenue
Newport Beach, CA 92662

> **Re:** **Fall Valley Acquisition Corporation**
> **Registration Statement on Form 10-12(g)**
> **Filed June 18, 2014**
> **File No. 000-55228**
>
> **Summer Valley Acquisition Corporation**
> **File No. 000-55227**
>
> **Spring Valley Acquisition Corporation**
> **File No. 000-55223**
>
> **Winter Valley Acquisition Corporation**
> **File No. 000-55230**
>
> **Surprise Valley Acquisition Corporation**
> **File No. 000-55226**
>
> **Distant Valley Acquisition Corporation**
> **File No. 000-55225**
>
> **Pretty Valley Acquisition Corporation**
> **File No. 000-55224**
>
> **Sea Valley Acquisition Corporation**
> **File No. 000-55229**

Dear Mr. Cassidy:

We have completed our review of your filings. We remind you that our comments or changes to disclosure in response to our comments do not foreclose the Commission from taking any action with respect to the company or the filings and the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States. We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings to be certain that the filings include the information the Securities Exchange Act of 1934 and all applicable rules require.

Sincerely,

/s/ *Bryan J. Pitko* <u>for</u>

Jeffrey P. Riedler
Assistant Director